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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                             (Amendment No.      )*



                      PARK PLACE ENTERTAINMENT CORPORATION
                   -----------------------------------------
                               (Name of Issuer)




                    Common Stock, Par Value $0.01 per share
                   -----------------------------------------
                         (Title of Class of Securities)




                                  700690-10-0
                   -----------------------------------------
                                (CUSIP Number)



                               December 31, 1998
            --------------------------------------------------------
            (Date of event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:


        [ ]  Rule 13d-1(b)
        [X]  Rule 13d-(c)
        [ ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.   700690-10-0             SCHEDULE 13G          PAGE  2  OF  6  PAGES
         ---------------------                                 ---    ---

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              William Barron Hilton
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                        22,933,230
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                         16,498,736 (Reporting Person disclaims
    EACH                           beneficial ownership as to these shares)
  REPORTING            --------------------------------------------------------
 PERSON WITH           (7)     SOLE DISPOSITIVE POWER
                                   22,933,230
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                   16,498,736 (Reporting Person disclaims
                                   beneficial ownership as to these shares)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              39,431,966 (Reporting Person disclaims beneficial ownership as to 16,498,736 of these shares)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              13.0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                                     Page 3 of 6


ITEM 1(a).         NAME OF ISSUER

                   Park Place Entertainment Corporation

ITEM 1(b).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

                   3930 Howard Hughes Parkway, Las Vegas, Nevada 89109

ITEM 2(a).         NAME OF PERSON FILING

                   William Barron Hilton

ITEM 2(b).         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

                   9336 Civic Center Drive, Beverly Hills, California 90209

ITEM 2(c).         CITIZENSHIP

                   United States of America

ITEM 2(d).         TITLE OF CLASS OF SECURITIES

                   Common Stock, par value $0.01 per share

ITEM 2(e).         CUSIP NUMBER

                   700690-10-0

ITEM 3.            This statement is filed pursuant to Rule 13d-1(c)

ITEM 4.            OWNERSHIP

                   (a) Amount Beneficially Owned: 22,933,230 (See Item 6 below)

                   (b)      Percent of Class:  7.6%

                   (c)      Number of shares as to which such person has:

                            (i)      sole power to vote or to direct the vote:
                                     22,933,230

                            (ii)     shared power to vote or to direct the vote:
                                     16,498,736

                            (iii) sole power to dispose or to direct the disposition of: 22,933,230

                            (iv) shared power to dispose or to direct the disposition of: 16,498,736

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                                                                     Page 4 of 6


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                           William Barron Hilton ("Barron Hilton") is the record
                  and beneficial owner (through revocable community property and separate property trusts) of an aggregate of 22,933,230 shares of common stock of the Issuer (the "Common Stock"), representing approximately 7.6% of the shares of Common Stock outstanding. Barron Hilton has the sole power to vote and to dispose of such 22,933,230 shares, and no person other than Barron Hilton has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

                           Barron Hilton also shares voting and dispositive
                  power over the 16,498,736 shares of Common Stock owned by the Conrad N. Hilton Fund (the "Fund"), of which Barron Hilton is one of eleven directors (however, Barron Hilton disclaims beneficial ownership of the 16,498,736 shares of Common Stock owned by the Fund).

                           The names, addresses and occupations of the other
                  directors of the Fund, who share with Barron Hilton the power to vote and to dispose of such shares, are as follows: Robert Buckley, M.D., a specialist in internal medicine, whose address in 2333 Pinto Lane, Las Vegas, Nevada 89107; Mr. Gregory R. Dillon, Vice Chairman Emeritus of Hilton Hotels Corporation ("Hilton"), whose address is 9336 Civic Center Drive, Beverly Hills, California 90210; Mr. William H. (Bill) Edwards, retired executive of Hilton, whose address is 10350 Wilshire Blvd., Suite 901, Los Angeles, California 90024; Mr. James R. Galbraith, retired executive of Hilton, whose address is 3946 Encino Hills Place, Encino, California 91436; Mr. Steven M. Hilton, President of the Fund, whose address is 10100 Santa Monica Blvd., Suite 740, Los Angeles, California 90067; Mr. William B. (Barry) Hilton, Jr., real estate developer, whose address is 28775 Sea Ranch Way, Malibu, California 90265; Mr. Eric M. Hilton, Director of Hilton, whose address is 7819 Bermuda Dunes Lane, Las Vegas, Nevada 89113; Mr. Donald H. Hubbs, Chairman and Chief Executive Officer of the Fund, whose address is 10100 Santa Monica Blvd., Suite 740, Los Angeles, California 90067; Sister Barbara Dawson, RSCJ, whose address is 4389 W. Pine Blvd, St. Louis, Missouri 63108; and Sister Elaine Nazareth, FMM, whose address is 3305 Wallace Ave., Bronx, New York 10467.

ITEM 7. IDENTIFICATION AND CLARIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable

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                                                                     Page 5 of 6

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                   Not Applicable

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP

                   Not Applicable

ITEM 10.           CERTIFICATION

                            By signing below I certify that, to the best of my
                   knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in the this statement is true, complete and correct.

DATED:  January 11, 1999



                                         By: /s/ WILLIAM BARRON HILTON
                                             -------------------------
                                                 William Barron Hilton